



NEWS RELEASE

Eastmain acquires second deposit gold

Trading Symbol: ER – The Toronto Stock Exchange February 27, 2007

Eastmain Resources Inc. ("Eastmain") is pleased to announce that it has finalized the acquisition of the Eastmain Mine Property from MSV Resources Inc. (MSV), a wholly-owned subsidiary of Campbell Resources Inc. ("Campbell"). Pursuant to the closing Eastmain issued to MSV $2.5 million in cash, 1,000,000 common shares and 500,000 share purchase warrants at an exercise price of $1.00 per share, valid for 12 months. On May 18, 2007 Eastmain shall issue an additional 1,000,000 common shares and 500,000 share purchase warrants at an exercise price of $1.50 per share, valid for 12 months to MSV to complete the transaction. MSV shall retain a 2% Net Smelter Return Royalty ("NSR") on the Mine Property. Eastmain will have the option to purchase one-half of the NSR for $1 million for any production over and above 250,000 ounces of gold.

Eastmain Resources now owns 100% interest in the Eastmain gold deposit, through its wholly-owned subsidiary Eastmain Mines Inc., and 100% interest in the Eau Claire gold deposit. Both gold deposits are located within the Eastmain River Greenstone Belt of James Bay, Québec. Total gold resources now held by Eastmain have increased to 565,000 ounces measured and indicated and 680,000 ounces inferred contained within these two deposits. In addition, Eastmain also manages a joint venture with Les Mines Opinaca Ltée, a wholly-owned subsidiary of Goldcorp Inc., and Azimut Exploration Inc. on the Éléonore South Property, located immediately south of the Roberto gold deposit (owned by Les Mines Opinaca Ltée.).

The newly acquired Eastmain gold deposit contains 255,750 ounces of gold and 4.1 million pounds of copper, including measured resources of 91,500 tons grading 0.268 ounces/ton gold and indicated resources of 786,600 tons at 0.294 ounces/ton gold (Campbell, 2004 Annual Report). These resources are historical estimates and should not be relied upon. These estimates may not be NI43-101 compliant. Alain Blais is the qualified person for Campbell. A qualified person for Eastmain has not done sufficient work to classify the historical estimates as current mineral resources as defined by NI43-101.

Previous exploration and development work on the Mine Property includes an access ramp and lateral development on two levels. Previous mining at the Eastmain gold deposit yielded metal recoveries of 91.9% gold, and 95% copper at total mining and milling costs of $112/ton. Based on current metal prices (gold, copper, silver) the deposit has a net smelter return (NSR) value of $230/ton or approximately $100 million. Eastmain's acquisition cost for the gold deposit is approximately $16/ounce (cash & share equivalent).

The Eastmain gold mine is a copper-gold-silver, sulphide-rich deposit, consisting of three known zones, "A", "B" and "C". Previous drilling in the lower levels of the A zone included **13.44 g/t gold across 9.22 metres** in hole 88-02 and **17.7 g/t gold, 25.1 g/t silver and 0.61% copper across 4.8 metres** in hole 83-4. Drilling at depth within the B Zone included **61.45 g/t gold across 8.95 metres** in hole 88-45. The deposit is open at depth and numerous gold occurrences have been detected elsewhere on the property.

The Eastmain gold deposit was discovered by drill-testing an airborne geophysical conductor. In 2005, the Company completed detailed VTEM airborne surveys covering both the mine property and the regional extension of the mine horizon onto its wholly-owned Ruby Hill properties. Eastmain also holds 100% interest in 215 km^2 of highly prospective land surrounding the gold deposit and the lateral extension of the mine horizon for a length of 50 kilometres. The Company is planning deposit- and regional-scale exploration work, which will lead to a multi-phase drill program, to test the depth extension of the gold deposit as well as testing a multitude of geophysical targets delineated on both the mine property and adjacent Ruby Hill claim blocks.

This press release has been prepared by Dr. Donald J. Robinson, P. Geo. and Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Properties.

Eastmain is a Canadian exploration Company holding several early- to advanced-stage gold and base metal projects in Canada. The Company has budgeted a minimum of $3.5 million for gold and base metal exploration in Quebec and Ontario for 2007. Eastmain's Quebec project portfolio includes twelve properties covering over 1000 km^2 in the Eastmain/Opinaca gold camp, where Goldcorp Inc. purchased the Éléonore Project.

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, Ph.D., P.Geo., President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.

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